Exhibit 12.1


                  OCWEN FINANCIAL CORPORATION AND SUBSIDIARIES
                    COMPUTATION OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)


                                                                  2002          2001          2000          1999          1998
                                                               ----------    ----------    ----------    ----------    ----------
Earnings:
   (Loss) income from continuing operations before
   income taxes and effect of change in accounting
   principle ...............................................   $  (82,057)   $  (41,782)   $   21,139    $   23,293    $  (32,366)

Less:
  (Losses) and undistributed income of equity investees ....           --            --        (5,280)       (9,154)          439

Add:
  Interest expensed and capitalized, except interest on
    deposits, and amortization of capitalized debt
    expenses ...............................................       35,681        42,738        84,897        72,765        84,596
  Interest on deposits .....................................       27,455        59,967        98,224        98,370       116,584
  Interest component of rental expense .....................        1,108         1,176         1,124         2,032         2,135
                                                               ----------    ----------    ----------    ----------    ----------
  Total fixed charges (1) ..................................       64,244       103,881       184,245       173,167       203,315
                                                               ----------    ----------    ----------    ----------    ----------
Earnings for computation purposes ..........................   $  (17,813)   $   62,099    $  210,664    $  205,614    $  170,510
                                                               ==========    ==========    ==========    ==========    ==========

Ratio of earnings to fixed charges:
  Including interest on deposits (2)........................        (3)           (3)            1.14          1.19         (3)
  Excluding interest on deposits (2)........................        (3)           (3)            1.31          1.43         (3)


(1) Fixed charges represent total interest expensed and capitalized, including and excluding interest on deposits, amortization of capitalized debt expenses, as well as the interest component of rental expense.

(2) The ratios of earnings to fixed charges were computed by dividing (x) income from continuing operations before income taxes and effect of change in accounting principal, adjusted for losses and undistributed income of equity investees plus fixed charges by (y) fixed charges.

(3) Due to our losses in 2002, 2001 and 1998, the ratio of earnings to fixed charges was less than 1:1. We would have had to have generated additional earnings of $82,057, $41,782 and $32,805, respectively, to achieve a coverage of 1:1.